EXHIBIT 99.1

Galloway Capital Partners, LLC

December 1, 2025

Joe Christina
President and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

Dear Mr. Christina:

Our firm is a 6.01% shareholder of common shares of Noodles & Company. After conducting extensive analysis, we believe the Company’s shares are materially undervalued and that management and the Board must take decisive action to enhance shareholder value.

Central to our recommendation is the sale of approximately 200 company-owned restaurants. We estimate that such a transaction could generate roughly $60 million in proceeds, enabling the Company to retire a substantial portion of its high-cost debt, which currently carries interest rates in the 9–10% range. Reducing leverage to this degree would materially strengthen cash flow, eliminate perceived bankruptcy risk. This would reduce the interest expense and improve earnings per share.

We see Noodles at a decisive turning point. Management has been proactive and transparent in reviewing all options, and the financial logic behind a balance-sheet reset and targeted store sales is clear. Our focus is on partnering to unlock meaningful shareholder value.

The approach mirrors our successful turnaround investment in Regis Corporation (Nasdaq: RGS), where the equity value improved dramatically after executing a similar deleveraging strategy attributed to our activist involvement. With the right steps, Noodles can remove bankruptcy risk, clean up its capital structure, and allow the equity to move significantly higher, as we have seen in similar situations.

We strongly urge the Board to pursue our recommendations and to evaluate all options for maximizing shareholder value. Our firm and its team have extensive experience investing in undervalued companies and partnering with management teams to unlock value. I would welcome the opportunity to discuss potential strategies with you and the Board.

Please feel free to contact me at bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway
Chief Investment Officer